
                                                                                                       EXHIBIT (12)


                                                SPRINT CORPORATION
                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

                                                       Quarter Ended                      Year-to-Date
                                                         June 30,                           June 30,
                                             ----------------- ---------------- ----------------- ----------------
                                                   1998             1997              1998             1997
-------------------------------------------- ----------------- ---------------- ----------------- ----------------
                                                                        (in millions)
Earnings
   Income before income taxes and
     extraordinary item                      $        363.6    $       415.0    $        731.4    $       900.2
   Capitalized interest                               (22.7)           (27.7)            (41.3)           (56.7)
   Equity in losses of less than 50% owned
     entities                                         222.9            151.4             453.6            252.3
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Subtotal                                              563.8            538.7           1,143.7          1,095.8
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Fixed charges
   Interest charges                                    84.0             68.4             169.3            142.2
   Interest factor of operating rents                  39.4             31.9              75.8             63.5
   Pre-tax cost of preferred stock
     dividends of subsidiaries                          -                0.1               0.1              0.2
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Total fixed charges                                   123.4            100.4             245.2            205.9
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Earnings, as adjusted                        $        687.2    $       639.1    $      1,388.9    $     1,301.7
                                             --- ------------- -- ------------- --- ------------- -- -------------

Ratio of earnings to fixed charges                     5.57             6.37              5.66             6.32
                                             --- ------------- -- ------------- --- ------------- -- -------------


Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations (including amortization of debt issuance costs), (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.